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30262 Crown Valley Parkway, Suite B500 Laguna Niguel, CA 92677 (949) 297-4094 Fax: (949) 315-3443

March 17, 2011

Board of Directors
Zhongchai Machinery, Inc.
224 Tianmushan Road
 Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, 310007 P.R. China

Board Members:

The Mentor Group, Inc. (“TMG”) has been retained by the Board of Directors of Zhongchai Machinery, Inc., (“ZMI” or the “Company”) a Nevada corporation, to issue a fairness opinion (the “Opinion”) for the purchase of certain common shares (herein collectively referred to as “Acquired Shares”) from certain common shareholders. TMG understands that ZMI will purchase the Acquired Shares from current shareholders (the “Transaction”). The Opinion is issued based upon whether the Transaction is fair to the shareholders of ZMI whose common shares are being purchased from a financial point of view only.

The Opinion has been directed to the Board of Directors of ZMI and addresses only the fairness of the Transaction from a financial point of view. It does not address the underlying business decision to proceed with the Transaction and does not constitute a recommendation to any shareholder. The Opinion is based on analyses which contain estimates and valuation ranges that are not necessarily indicative of actual values or predictive of future results or values.

We have reviewed the proposed transaction as presented to TMG on March 11, 2011. The following is a brief description of the proposed transaction and the consideration paid, as we understand it:

1.	The Company would effect a reverse stock split of its outstanding common stock, at the rate of 120 old shares into one new share (“Reverse Stock Split”).

2.
The Reverse Stock Split will not preserve fractional shares. The Company would pay cash consideration of $0.56 per share for the fractional shares resulting from the Reverse Stock Split, based on the number of shares immediately outstanding prior to the Reverse Stock Split. (For example: if a shareholder held 100 shares, which was turned into a fractional interest, then the Company would pay $0.56 per share times 100, and the shareholder would no longer be a shareholder of the Company.

532695.1	The Mentor Group, Inc.
September 28. 2010

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3.	Shareholders owning 120 common shares or more would be continuing shareholders.

You requested that TMG only render a fairness opinion as to the Transaction that purchases the Acquired Shares from fractional shareholders for a cash consideration price of $0.56 per common share. As mentioned, the Opinion does not address the Company’s underlying business decisions to effect the Transaction. Furthermore, the Opinion does not address the Company’s underlying business decisions to effect the Reverse Stock Split.  TMG has not been requested to, and did not solicit third party indications of interest in becoming a purchaser of the Acquired Shares. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to purchasing the Acquired Shares. In addition, at your request, we have not negotiated the Reverse Stock Split or advised you with respect to alternatives to completing the Reverse Stock Split. We are not rendering any opinion relating to the Company’s decision to move forward with the Reverse Stock Split.

In connection with this Opinion, TMG made such reviews, analyses and inquires as we deemed necessary and appropriate under the circumstances. The scope of TMG work included, but was not limited to, the following:

1.	A review of the information relating to the Transaction provided to TMG on March 11, 2011;

2.	A review of the financial projections of ZMI presented to TMG by management of ZMI;

3.	A review of the financial statements of ZMI dated December 31, 2006 through December 31, 2010;

4.	Discussions with Peter Wang of ZMI to discuss operations, financial conditions, future prospects and projected operations and performance of ZMI;

5.	A review of certain other publicly available financial data for certain companies that TMG deems reasonably comparable to ZMI;

6.	A review of Company presentation material provided by the management of AMI:

7.	A review of the capitalization table of ZMI provided by the management of ZMI; and,

8.	Conducted such other financial studies, analyses, inquires, and considered other information as TMG deemed appropriate.

We have relied upon and assumed, without independent verification or assumption of responsibility with respect to, that the financial information provided to TMG has been reasonably prepared and reflects the best currently available information of the financial results and conditions of ZMI. In preparing this Opinion, we assumed and relied on, with your express permission, the truth, accuracy and completeness of all information supplied or otherwise, including, without limitation, any financial information, forecasts or projections, made available to us, discussed with or reviewed by or for us, or publicly available. Also, it is assumed that there has been no material change in the assets, financial condition, business or prospects of ZMI since the date of the most recent financial statements made available to TMG, which were December 31, 2010.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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The preparation of the Opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to particular circumstances. Furthermore, TMG did not attribute any particular weight to any analysis or factor considered by it, but rather made judgments as to the significance and relevance of each analysis or factor. In its analyses, TMG made assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ZMI. Estimates contained in the TMG analyses are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the Acquired Shares do not purport to be an appraisal or to reflect the price at which the Acquired Shares might actually be sold.

TMG has not made any specific physical inspections of any businesses involved in this Transaction, but did estimate that value of the ZMI based upon the projections provided by the management of ZMI. Our opinion is necessarily based on business, economic, market, and other conditions as they existed and can be evaluated by TMG at the date of this letter.

Our opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed Reverse Stock Split or Transaction provided shareholders are requested to render such a vote. TMG has not expressed an opinion as to the price at which the Acquired Shares or any other common share of ZMI might sell for in the future.

The material in this Opinion may not be reprinted in whole or in part without the prior express written consent of TMG.  The current Board of Directors of ZMI alone contracted for and is the intended beneficiary of this Opinion. This Opinion may not be relied upon by any other person or entity without TMG’s prior express written consent.  Any use which any third party makes of the Opinion, or any reliance on it, or decision to be made based upon it, are the responsibilities of that party. This Opinion is subject to the attached Statement of Assumptions and Limited Conditions.

Financial Analysis

I. Discounted Cash Flow Method

The discounted cash flow (“DCF”) method forms the basis of determining the equity value under the income approach. The DCF method entails four basic steps, as follows:

▪	The determination of the appropriate after-tax cash flows to discount based upon projected cash flow to be generated by ZMI.

▪	The selection of an appropriate discount rate for ZMI based upon using the weighted-average cost of capital method with a capital structure of 50% equity and 50% debt.

▪	The determination of a terminal value for the ZMI as of the end of the last period for which projections are available.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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▪	The determination of the equity value for ZMI based on the sum of the present value of the projected cash flows.

We have utilized Monte Carlo simulation that takes into consideration 10,000 iterations for the combinations of the valuation variables. We have utilized a range for specific uncertain valuation variables. These uncertain variables include revenue growth inputs, cost of goods sold inputs, operating expense input and the discount rate that ranges from 15.4% to 17.4%.

II. Determination of Discount Rate

The discount rate is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. It can also be interpreted as the rate of return that would be required by providers of capital to the company to compensate them for the time value of their money, as well as the risk inherent in the particular investment. Unless the capital providers could expect to earn this required rate of return, it would not be in their interest to invest. Thus, capital providers use the “opportunity cost of capital” or the return which could be earned on other investments with similar risk/return profiles as the basis from which to analyze each new investment opportunity.

It is important that the type of discount rate employed be consistent with the particular cash flow being discounted.  As mentioned previously, because the projected free cash flows contain no deduction for interest expense, any assumptions regarding the capital structure of the firm must be incorporated into the discount rate.  Hence, our DCF approach uses a weighted-average cost of capital (“WACC”). The WACC calculation utilizes the following equation:

WACC = Kd (1-t)(D/EV) + Kp (P/EV) + Kc (C/EV)

Where                               WACC                      =           Weighted-average cost of capital
Kd           =           Cost of debt capital (pre-tax)
KP           =           Cost of preferred equity capital
Kc           =           Cost of common equity capital
D           =           Debt capital (market value)
P           =           Preferred equity capital (market value)
C           =           Common equity capital (market value)
EV           =           Enterprise value (market value)
T           =           Marginal corporate tax rate

The WACC is an average of the costs of all sources of capital (debt, preferred and common equity, etc.) for the company, with each source weighted by its respective percentage share in the capital structure of the company.  The table above is a representation of the WACC that was used in our analysis of the Company.

The costs of capital used in the WACC are estimates of appropriate expected returns for the various providers of capital to the asset being valued. The best method of estimating these variables is to examine similar investment opportunities in the public market and attempt to determine the market consensus expected returns for these investments.  These figures can then be used as a basis for selecting appropriate expected returns for the asset being valued. The cost of debt capital is typically defined as the yield to maturity on comparable debt instruments traded in the public market, as adjusted for specific risk factors related to the asset being valued.  Similarly, the cost of preferred equity capital can be defined as the risk-adjusted yield to maturity on comparable, publicly traded, nonconvertible preferred stocks. In general, the yield to maturity represents the market consensus on what percentage return is appropriate for the particular security.  It is an estimate of expected return as of a particular point in time, and is easy to compute given that the amount and timing of future payments from a fixed income security (interest or dividends) are contractually fixed.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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Estimating the expected returns for similar intangible asset investments is not so straightforward. Unlike fixed income instruments, intangible assets do not provide the investor with a predictable stream of future payments. As a result, it is impossible to know exactly what returns investors expect from their investments in intangible assets.  The most widely used method of estimating the cost of equity is the capital asset pricing model (“CAPM”).  The CAPM is an expectational model that attempts to relate the risk inherent in an investment with the returns expected by investors.  In short, the price paid for an asset must yield an expected return sufficient to compensate the investor for the risk that the expected future value of the asset is not realized.  Expected return estimates generated by the CAPM will not, however, compensate the investor for elements of risk that can be easily reduced through diversification in a portfolio of investments.  The following representation of the CAPM was used to estimate the customer’s cost of equity:

Kc = Rf + (B x Rp) Where Kc = Cost of common equity capital Rf = Risk-free rate of return B = Beta Rp = Equity risk premium

This application of the CAPM is built on the theory that the expected return on an equity investment can be explained by three factors:  the risk-free rate of return, the equity risk premium, and beta.  The risk-free rate of return represents the market consensus expected return on a security with no risk of default.  Hence, it compensates the investor for the time value of his money.  As a proxy for this hypothetical rate of return, we used the yield on newly issued long-term U.S. Treasury bonds, as of the valuation date.

The equity risk premium is intended to capture the additional return required by investors to compensate them for the risks inherent in equity investments.  Adding the equity risk premium to the risk-free rate yields the total expected return on equity investments.  In our analysis, we have defined the equity risk premium as the historical average premium of common stock total returns over long-term Treasury bond yields, as presented in the Ibbotson annual yearbook. This equity risk premium is broken down into two components, the large company equity risk premium and the small company equity risk premium. We have obtained both premiums from the Ibbotson annual yearbook for 2011.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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Because the riskiness of equity investments will vary considerably, expected returns on different common stock investments will also vary. As a result, it is necessary to use the variable “beta” as a means of adjusting the magnitude of the risk premium to suit the specific risk profile of the equity investment.  Beta is a standardized measure of nondiversifiable risk.  It is defined as the covariance of the returns on the particular asset with the returns on the market portfolio, divided by the variance of the returns on the market portfolio.  The beta for the market portfolio, or the “average” equity investment, is 1.0. The higher the perceived riskiness of a particular equity investment, relative to an average equity investment, the higher the beta is for that investment.

Our application of the CAPM to compute a reasonable cost of equity for ZMI equity, and our selection of the additional variables used in the WACC equation were based partly on the comparative analysis of public companies in the industry, and the Ibbotson data; but, more on the Ibbotson market data. We factored in the specific risk associated with the Company in our analysis of WACC. Our analysis yielded a cost of equity of 24.6%. In utilizing the CAPM, we assumed that the beta would be 1.0; but, we utilized an industry risk premium of 3.2% based on a range of premiums outline in the Ibbotson market data. Included in this calculation, our selection of an appropriate discount rate also incorporated our assessment of the ability to achieve the projected operating results.  Specifically, a Company specific premium of 6% was added into to the cost of equity to reflect this additional risk which brought the total required rate of return consistent with similar assets with comparable risk.

In addition to the estimated cost of equity, we considered that the capital structure of the entity would be 50% equity and 50% debt, based upon the assumed capital structure of similar companies. Therefore, the weighted average cost of the capital is based on the cost of the equity. In our analysis, we estimated the implied weighted average cost of capital for ZMI is 16.4%. For the valuation of the equity using the discounted cash flow method and Monte Carlo simulation, we utilized the weighted average cost of capital that ranged from 15.4% to 17.4%.

III. Market Approach – Public Guideline Company Method

This approach determines the value of a business enterprise by comparing the subject Company to comparable companies that are publicly traded. The first step in this approach is to select and analyze a sample of comparable companies. These publicly-traded companies are all larger than ZMI. We focused our analysis on the following companies:

1.	Wonder Auto Technology, Inc.	WATG
2.	China Automotive Systems, Inc.	CAAS
3.	SORL Auto Parts, Inc.	SORL
4.	China Yuchai International Ltd.	CYD
5.	Wuhan General Group, Inc.	WUHN
6.	China Auto Logistics, Inc.	CALI
7.	China Gerui Advanced Material	CHOP

532695.1c	The Mentor Group, Inc.
March 15, 2011

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We identified three multiples that we utilized in our analysis. These multiples were:

1.	MVIC to Sales
2.	MVIC to EBITDA
3.	MVIC to EBIT

MVIC = Market Value of Invested Capital
We employed a Monte Carlo simulation model that utilized a range of the above referenced multiples. This model takes into consideration 10,000 iterations for the combinations of the valuation multiples. We applied the range of valuation multiples to the 2011 projected operating results to compute the estimated equity value. The range for the valuation multiples considered is as follows:

1.	MVIC to Sales	0.9x to 1.1x
2.	MVIC to EBITDA	6.5x to 8.5x
3.	MVIC to EBIT	7.1x to 9.1x

Fairness Analysis

The Opinion takes into consideration the equity per share value of the ZMI Acquired Shares. In assessing the fairness of the Transaction from a financial point of view, TMG considered the estimated equity value of ZMI using the projected revenue and cash flows from ZMI and the market multiples paid for similar companies.

Based on the foregoing, and in reliance thereon, it is TMG’s opinion that the Transaction is fair to the shareholders of the Acquired Shares from a financial point of view.

Respectfully submitted,

THE MENTOR GROUP, INC.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The analyses and opinions concluded by The Mentor Group (TMG) and set forth in this fairness opinion report are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this report.

We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions and conclusions expressed herein are based, are true and correct.

TMG has not made a personal visit to the premises of the business but did conduct interviews with management.

The fee for this engagement is not contingent upon the any particular outcome reported.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid.  No consideration has been given to liens or encumbrances that may be in place against the business or assets, except as specifically stated in this report.

All conclusions are presented as the considered opinion of TMG based on the facts noted with this report.  We assume no responsibility for changes in values or market conditions or for the inability of the owner to locate a purchaser.  The conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose.  This is a fairness opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Client agrees to preserve the confidential format and content of our reports.  Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your legal counsel.  We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards.  Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person.  Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report.  Therefore, to the extent that such information may be found at a latter date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our conclusion or the use of our conclusion in actions taken by our client.

532695.1c	The Mentor Group, Inc.
March 15, 2011

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While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form.  In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets.  We further assume that, unless indicated otherwise, there is no intention of liquidating any material assets other than in the normal course of business.

Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed to TMG.

We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise that would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers.  Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses may, in part, be based on estimates and assumptions, which are inherently subject to uncertainty and variation, depending on evolving events.  However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

532695.1c	The Mentor Group, Inc.
March 15, 2011

DRAFT – SUBJECT TO CHANGE

This report contains prospective financial estimates or opinions that represent the appraiser’s view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

No consideration has been given in this appraisal to the underlying market value of real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

TMG assumes no responsibility for economic or physical factors that may affect the opinions herein stated which occur at some date after the date of the appraisal report.  Forecasts of future events that influence the fairness opinion are predicated on the continuation of historic and current trends in the market.

TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.  We assume no responsibility for any financial reporting judgments which are appropriately those of management.  Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

Any dispute or claim made with respect to this report shall be submitted to resolution in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding.  All services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

With regard to any intangible assets (patents, trademarks, service marks, trade names, copy rights, trade secrets, etc.) either valued separately and distinctly from the business or which may contribute to the value for the shareholders, but not be separately valued as a part of this engagement, TMG expresses no opinion regarding, nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property or assets;
b.
determining whether the owner of the property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;
d.	whether property identified as a trade secret is, in fact a legally enforceable trade secret, and the scope of protection offered;
e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;
f.	whether the inventor(s) identified in any patent is (are) the true inventor(s), and whether all inventors have been named;
g.	the scope of rights in trademarks, service marks or trade names;
h.	the correct authorship of any copyrighted works;
i.
whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

532695.1c	The Mentor Group, Inc.
March 15, 2011

DRAFT – SUBJECT TO CHANGE

The liability of TMG and its employees and independent contractors is limited to the client only and to the amount of the fee actually received by TMG.  There is no accountability, obligation, or liability to any third party.  If the report or any part thereof is disseminated to anyone other than the client, the client shall make such parties aware of all limiting conditions and assumptions affecting the appraisal assignment.  Neither the TMG nor its independent contractors are in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject company.

532695.1c	The Mentor Group, Inc.
March 15, 2011